Exhibit 4.108

Spouse Undertaking

To: Zhejiang Mengxiang Consulting Services Co., Ltd. (“Your company”)

I, Wei Biao (ID: ********************) am the spouse of Ye Fen, the shareholder and actual controller of Zhejiang Lishui Mengxiang Education Development Co., Ltd. (“Lishui Mengxiang”). Ye Fen currently directly holds 95% equity of Lishui Mengxiang. Ye Fen together with your company, the other shareholders of Lishui Mengxiang, Domestic Affiliates (as defined in the Contractual Agreement) and other persons executed the Business Cooperation Agreement, the Exclusive Technical Service and Business Consulting Agreement, the Exclusive Call Option Agreement, the Equity Pledge Agreement, the Proxy Agreement for Shareholders, the Powers of Attorney for Shareholders, the Proxy Agreement for School’s Sponsors and Council Members, the Powers of Attorney for School’s Sponsors, the Power of Attorney for School Council Members, the Loan Agreement on January 31, 2023 (the above Agreements are collectively referred to as “Contractual Agreements”) . In order to avoid possible disputes, I hereby irrevocably make the following undertakings and confirmations:

1. The 95% equity of Lishui Mengxiang held by Ye Fen and the Schools whose sponsor is Lishui Mengxiang are Ye Fen’s personal property (regardless the change of Ye Fen’s shareholding ratio or contribution amount in Lishui Mengxiang, or the situations of merger, separation or similar changes), which are not joint property of marriage.

I fully understand and agree that Ye Fen sign the Contractual Agreements. Especially, I fully understand and independently and irrevocably agree to the provisions related to the restriction, pledge, transfer or other form of disposition of the direct and indirect equity interest held by Ye Fen in Lishui Mengxiang under the Contractual Agreements, including but not limited to Article III 18 to 24 of the Business Contractual Agreement.

2. In order to ensure the interests of your company under the Contractual Agreements and fulfil the fundamental purpose of the execution of the Contractual Agreements, I specially authorize Ye Fen and / or her authorized person, at the request by your company, to execute all the necessary legal and non-legal documents on my behalf from time to time and perform all necessary legal and non-legal procedures with respect to the direct and indirect equity held by Ye Fen in Lishui Mengxiang. I hereby confirm and approve the relevant documents and procedures.

3. The undertakings, confirmations, consents and authorizations made in this undertaking shall not be revoked, derogated, invalid or otherwise adversely affected by the increase, decrease, merger or other similar events of the equity interest held by Ye Fen in Lishui Mengxiang.

4. The undertakings, confirmations, consents, and authorizations made in this undertaking shall not be revoked, derogated, invalid, or otherwise adversely affected by my loss of capacity, restrictions on my abilities, death, or my divorce with Ye Fen or other similar circumstances.

5. The undertakings, confirmations, consents and authorizations made in this undertaking shall continue to be valid until the termination by both your company and me in writing. There is no need for your company and Ye Fen to make any monetary or non-monetary reimbursements to me for my commitments, confirmations, consents, and authorizations contained in this undertaking.

6. This undertaking shall be effective as soon as it is executed, and the validity period is the same as the term of the Business Cooperation Agreement. This undertaking, after taking effect, shall supersede any previous undertaking signed by me with respect to the matters set forth herein.

7. Other outstanding matters in relation to this undertaking, including but not limited to governing law, dispute resolutions, definitions and interpretations, are also the same as those agreed in the Business Cooperation Agreement.

Promisee:	/s/
April 2, 2024